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                               May 10, 2023

       Neill P. Reynolds
       Executive Vice President and Chief Financial Officer
       Wolfspeed, Inc.
       4600 Silicon Drive
       Durham, North Carolina 27703

                                                        Re: Wolfspeed, Inc.
                                                            Form 10-K for the
Fiscal Year Ended June 26, 2022
                                                            Filed August 22,
2022
                                                            Form 8-K Filed
January 25, 2023
                                                            CORRESP filed March
24, 2023
                                                            File No. 001-40863

       Dear Neill P. Reynolds:

              We have reviewed your March 24, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 10, 2023 letter.

       Form 10-K for the Fiscal Year Ended June 26, 2022

       Note 2 - Basis of Presentation and Summary of Significant Accounting Policies
       Segment Information, page 54

   1. We have reviewed your response to prior comment 3, where you state that the CODM receives revenue and
limited directly attributable costs at the product line level. Please describe these costs in
detail and quantify them. Please also tell us why these costs are provided to the CODM
and how the CODM uses them. Finally, please tell us whether
                                                        these costs are
included in the budget the CODM reviews, and if performance against budget is assessed at
this level.
 Neill P. Reynolds
Wolfspeed, Inc.
May 10, 2023
Page 2
2. You state in your response to prior comment 3 that revenues are available by market, and that investment decisions and resource allocation are, in part, based on the markets in which the company chooses to compete. Please tell us whether the CODM receives cost information by market. If so, please provide the information requested in the above comment for said costs.
Form 8-K Filed January 25, 2023
Exhibit 99.1, page 7

3. We have reviewed your response to prior comment 5. Please address the following:

                Provide us with a breakdown of the (i) project costs, (ii) transformation costs, and
              (iii) transaction costs reflected in the non-GAAP adjustments you presented in reconciling your non-GAAP measures for the fiscal years ended June 26, 2022 and
              June 27, 2021, respectively, as well for the nine months ended March 26, 2023 and
              March 27, 2022, respectively. In your breakdown, identify and quantify the material components of each of the three groups of costs.

                Describe to us the nature of the specific costs included in each group of costs.

                In particular, describe to us in detail the costs that comprise the internal transformation program costs for which you have adjusted your non-GAAP financial measures.

                Explain to us how you determined that the adjustments related to each group of costs are appropriate based on the guidance in Question 100.01 of the Division of
              Corporation Finance   s Compliance & Disclosure Interpretations
on Non-GAAP
              Financial Measures.
4.     We note you adjust certain non-GAAP financial measures for    Loss on
Wafer Supply
       Agreement." Please describe to us the nature of these losses, and tell us how they relate in anyway to the $31 million liability you recorded at the inception of your agreement to provide CreeLed with certain Silicon Carbide materials and fabrication services for up to four years. Tell us whether you expect to continue to record additional losses beyond the liability that was initially recorded and is now fully amortized. In addition, please explain to us how you determined this adjustment is appropriate based on the guidance in
       Question 100.01 of the Division of Corporation Finance   s Compliance &
Disclosure
       Interpretations on Non-GAAP Financial Measures or tell us how you plan to revise your non-GAAP financial measures in future filings.
FirstName LastNameNeill P. Reynolds
5. As a related matter, please support your conclusion that the losses on your Wafer Supply
Comapany    NameWolfspeed,
       Agreement                Inc.
                    should be presented    outside of your cost of revenues and
operating loss
       amounts   on
May 10, 2023 Page 2  your  statements  of operations.
FirstName LastName
 Neill P. Reynolds
FirstName
Wolfspeed,LastNameNeill P. Reynolds
            Inc.
Comapany
May        NameWolfspeed, Inc.
     10, 2023
May 10,
Page  3 2023 Page 3
FirstName LastName
       You may contact Jeffrey Gordon at 202-551-3866 or Martin James at 202-551-3671 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing